						Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,

	2003	2004	2005	2006	2007	2008

Total Interest Charges	$91,221	$84,430	$84,992	$85,809	$91,740	$84,216
Interest applicable to rentals	15,425	13,171	13,911	11,145	10,919	11,615

Total fixed charges, as defined	106,646	97,601	98,903	96,954	102,659	95,831

Preferred dividends, as defined (a)	14,274	12,646	12,093	10,041	11,104	12,160

Combined fixed charges and preferred dividends, as defined	$120,920	$110,247	$110,996	$106,995	$113,763	$107,991

Earnings as defined:

Net Income	$126,009	$142,210	$174,635	$173,154	$139,111	$96,447
Add:
Provision for income taxes:
Total	105,296	89,064	96,949	56,824	85,638	80,389
Fixed charges as above	106,646	97,601	98,903	96,954	102,659	95,831

Total earnings, as defined	$337,951	$328,875	$370,487	$326,932	$327,408	$272,667

Ratio of earnings to fixed charges, as defined	3.17	3.37	3.75	3.37	3.19	2.85

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.79	2.98	3.34	3.06	2.88	2.52

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.